Exhibit 99.3

T H O M A S  F.  H Y D E

ATTORNEY AT LAW

February 23, 2011

Ms. Kit M. Cole
Cole Financial Ventures, Inc.
32 Heron Dr.
Mill Valley, California 94941

Re:           General Partner of Shoreline Capital Partners, L.P.

Dear Ms Cole:

This letter is in response to your request to review the Item 5 in the letter dated February 22, 2011 from Todd K. Schiffman, Assistant Director of the Division of Corporation Finance of the Securities and Exchange Commission, concerning Amendment No. 4 to the Registration Statement on Form S-1 for Circle Bancorp. I have reviewed the comment from Mr.Schiffman, the relevant language in the S-1, and the partnership agreement for Shoreline Capital Partners (“Shoreline”).

At a meeting of the limited partners of Shoreline on November 17, 2010, a super majority of the limited partners purported to remove Cole Financial Ventures (“CFV”) as the general partner of Shoreline pursuant to Section 6.03(a) of the Shoreline partnership agreement. The super majority consisted of Deborah Melinkovitch, who either directly or through a trust for her benefit, owns 65.45% of the limited partnership interests and Sally Buehler, who purported to vote approximately 6% of the limited partnership interests. Section 6.03(a) states: “Subject to Section 10.02, a super majority in interest consisting of 67% in Interest of the Limited Partners acting together as a class, without the Consent or other action by any General Partner, including the General Partner to be removed, may remove any General Partner and, subject to the provisions of Sections 6.02 and 8.01(a), may elect a replacement therefor. After the Limited Partners vote to remove a General Partner pursuant to this section, they shall provide the removed General Partner with Notice thereof, which Notice shall set forth the date upon which such removal is to become effective, which date shall be no earlier than the date upon which the General Partner receives such Notice.” Section 6.02 lists the conditions that must be satisfied before a person can be admitted as a general partner. In addition to opinions of counsel concerning compliance with the California Corporations Code and the net worth of the person to be admitted, the proposed general partner must receive the prior written consent from appropriate financial regulatory agencies.

80 E. SIR FRANCIS DRAKE BLVD., FOURTH FLOOR • LARKSPUR, CALIFORNIA • 94939
PHONE: 415-464-1180 • FAX: 415-464-0280
E-MAIL: TOM@HYDELAW.COM

Ms. Kit M. Cole	– 2 –	February 23, 2011

There are several problems with the attempted removal. First, no successor general partner was identified or elected on November 17, 2010. Section 6.03 contemplates a removal and the election of a successor at the same time. Otherwise, the limited partners are not able to make an informed and intelligent choice on the preferred general partner. If the current general partner was no longer satisfactory to a super majority of limited partners and no successor general partner had been identified, the limited partners had the right to dissolve the partnership. The failure to present and elect a successor general partner was not in compliance with Section 6.03.

Second, Section 6.03 requires the limited partners to notify the removed general partner of the date when the removal is to become effective, “which date shall be no earlier than the date upon which the General Partner receives such Notice.” Despite the fact that more than three months have passed since the “removal,” CFV has not received any notice of the effective date of the removal, nor have the limited partners objected to CFV’s continuing to act the sole general partner of Shoreline and exercise all duties of the general partner. If CFV is removed, it is entitled to receive that value of its partnership interest in Shoreline “at the then fair market value.” Unless and until an effective date of the removal has been communicated to CFV, the removal is not in compliance with Section 6.03. I believe the action on November 17, 2010, constitutes an expression of an intention by some limited partners to remove the general partner at some unspecified, future date, not an actual removal.

Third, according to the Shoreline records I have reviewed, the limited partnership interest Ms. Buehler ostensibly voted is actually held by Wells Fargo Bank as the Custodian for the FBO Sally Buehler IRA R/O, which raises a question over whether Ms. Buehler had the authority to vote such partnership interest. If she didn’t, the vote on November 17 was not by 67% of the limited partnership interests.

80 E. SIR FRANCIS DRAKE BLVD., FOURTH FLOOR • LARKSPUR, CALIFORNIA • 94939
PHONE: 415-464-1180 • FAX: 415-464-0280
E- MAI L: HYDELAW@AOL.COM

Ms. Kit M. Cole	– 3 –	February 23, 2011

This will confirm my belief that the vote of the limited partners may not have been in technical compliance with the terms of the Shoreline partnership agreement which appears to require, among other conditions, the approval of a successor general partner at the same time the removal of the current general partner is approved, notice to the removed general partner of the effective date of the removal, and a vote of at least 67% of the limited partnership interests. In addition, at least one limited partner claims to have not received notice of that meeting. The failure of the limited partners to identify and approve a successor general partner at the time they voted to approve the removal of CFV as the general partner of SCP, the failure to notify CFV of the effective date of the removal, the question over Ms. Buehler’s authority to vote, and the claimed failure to notify all limited partners raise some doubt as to the validity of the vote approving the removal of CFV as general partner.

This letter is being sent to you for use in connection with the Registration Statement and is not to be quoted or otherwise referred to in any financial statements of the Company or related documents, nor is it to be filed with or furnished to any government agency or other person, without my prior written consent in each instance.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to my office as counsel for CFV under the heading “Legal Matters” in the Prospectus. In giving such consent, I do not hereby admit that I am an expert or am otherwise within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Thomas F. Hyde
Thomas F. Hyde

80 E. SIR FRANCIS DRAKE BLVD., FOURTH FLOOR • LARKSPUR, CALIFORNIA • 94939
PHONE: 415-464-1180 • FAX: 415-464-0280
E- MAI L: HYDE LAW@AOL.COM